>> NEW MEXICO HAS A BOOMING CRAFT BREWERY INDUSTRY AND SINCE
WE ARE TALKING ABOUT ENTREPRENEURS THIS MONTH, WE
THOUGHT IT WOULD BE A MISTAKE NOT TO INCLUDE AT LEAST ONE
BUSINESS OWNER FROM THAT INDUSTRY.
BUT KEN CARSON DOES MORE THAN JUST SELL BEER.
NEXUS BREWERY IS ALSO KNOWN AS A DESTINATION FOR SOUL FOOD THAT
ALSO FEELS DISTINCTLY NEW MEXICO.
DISHES LIKE CHICKEN AND WAFFLES, ENCHILADAS AND FISH TACOS.
I SAT DOWN WITH MR.
CARSON RECENTLY TO HEAR HOW HE GOT HIS
START AND WHAT IT TAKES TO MAKE IT IN THE BREWERY BUSINESS.
>> KEN CARSON, THANKS FOR COMING IN FROM NEXUS BREWERY.
AS I MENTIONED IN THE SETUP, THERE IS LOT OF ACTIVITY WITH
BEER.
PEOPLE ARE EXCITED ABOUT BEER RIGHT NOW.
YOU HAVE BEEN AT THIS FOR A LITTLE WHILE; THE BREWERY
BUSINESS.
TELL ME HOW YOU GOT INTO IT.
MY UNDERSTANDING IS YOU WERE IN THE BANKING BUSINESS BEFORE YOU
GOT INTO THE BEER AND BARBECUE BUSINESS.
WHAT DID YOU DO IN THE BANKING BUSINESS?
>> SO, BEFORE I STARTED I HAD BEEN IN BANKING FOR ALMOST 40
YEARS.
I KNOW THAT SEEMS LIKE A LONG TIME BUT I STARTED WHEN I WAS
19.
AND, SO WHAT HAPPENED WAS THAT I HAD -- I WAS PRESIDENT OF A BANK
CALLED MY BANK DOWN IN BELEN, BEEN THERE 14 YEARS.
DURING THAT TIME PERIOD THE ORGANIZATION GREW FROM 7 MILLION
IN ASSETS ALL THE WAY UP TO WE GOT UP TO 125 MILLION WITH FIVE
BRANCHES, KIND OF A NEW BANK STARTING UP BACK THEN, 1992, SO
WE RODE THE ECONOMY ON THE UPSIDE.
THERE WAS A CHANGE IN OWNERSHIP AT A SHAREHOLDERS MEETING AND SO
I DECIDED IT WAS TIME TO GO.
I WENT TO THE FIRST COMMUNITY BANK AND THEN THAT BANK
UNFORTUNATELY FAILED.
AND SO, I WAS LOOKING AROUND SAYING, WHAT DO I WANT TO DO?
MAYBE I WANT TO DO SOMETHING DIFFERENT.
THAT IS HOW I GOT -- I THOUGHT OF THIS IDEA, SITTING DOWN
HAVING A BEER AT MARBLE BREWERY, I THOUGHT, I COULD PROBABLY DO
THIS.
SO, I SET OFF TO TRY TO BE A BREWER AND GET TRAINING.
THAT DIDN'T WORK BECAUSE NOBODY WANTED A GUY MY AGE AND ALSO
EVERYBODY WANTS TO BE BREWER AND IT IS ALMOST LIKE WANTING TO BE
A CHEF.
WELL, I STARTED FIGURING OUT AS I WENT THROUGH THE DIFFERENT
OPTIONS THAT I HAD, WHICH WERE REALLY NONE, I SAID, WELL, I AM
GOING TO HAVE TO HIRE SOMEBODY.
SO, OVERALL, THAT IS HOW I GOT IT.

I HAVE ALWAYS BEEN INTERESTED IN BEER SINCE, YOU KNOW, I'LL DROP
ANOTHER NAME, KELLY'S USED TO BREW YOUR OWN.
AND I HEARD AN ADVERTISEMENT ONE DAY ABOUT BREWING YOUR OWN BEER.
I SAID, OH, MAN, YOU CAN ACTUALLY MAKE YOUR OWN BEER.
FROM THAT POINT ON, EVERY TIME I WENT TO A BANKERS CONVENTION OR
OUT OF TOWN, I WOULD GO TO A BREWERY AND REALLY ENJOYED
VISITING BREWERIES ACROSS THE NATION BECAUSE EVERY ONE IS
DIFFERENT.
AND IT IS JUST A LOT OF FUN TO MEET THE PEOPLE THAT WOULD SIT
THERE AND BE HAVING A BEER WITH YOU AND STUFF LIKE THAT.
>> FUN.
YOU'RE IN THE CLUB NOW.
>> YES.
>> YOU HAD A GOAL AND YOU MADE THIS COME TRUE.
WHEN DID THE BREWERY START?
>> 2011.
>> TAKE US THROUGH 2011 TO TODAY, BECAUSE THAT WAS A VERY
INTERESTING TIME IN OUR CITY'S ARC AND NATIONS ARC TO BE
OPENING A BUSINESS IN THE FIRST PLACE.
HOW CONFIDENT WERE YOU IN 2011 THAT THINGS WOULD WORK OUT?
>> BEING IN BANKING FOR ALL THE YEARS, I KNEW THAT ALCOHOL IS
PROBABLY YOU KNOW, ECONOMY IS NOT GOING TO BE A PROBLEM.
SO THAT IS ONE IDEA AND I KNEW THAT I JUST FELT LIKE A
BREWERY -- WELL, I WATCHED HOW FAST MARBLE WAS GOING AND I
THOUGHT, YOU KNOW, THESE GUYS, THEY ARE ONTO SOMETHING AND
THERE IS SOMETHING GOING ON AND I GOT IN THERE RIGHT AT THE
BEGINNING.
ECONOMY, WELL, LET ME PUT IT THE OTHER THING THAT HAPPENED.
I REALLY INTENDED TO HAVE NEXUS BANK.
>> NO KIDDING.
>> THE INTENTION WAS TO GET -- I HAD TALKED TO SOME OF MY FORMER
SHAREHOLDERS THAT WERE ON THE OTHER SIDE OF THE OWNERSHIP
CHANGE AND WE WERE GOING TO START A BANK.
BUT, THE ECONOMY WAS JUST -- IT WAS FALLING AND FALTERING AND I
HAD PEOPLE THAT SAID THAT THEY WOULD GO IN AND INVEST WITH ME,
EVEN HAD MY FAMILY INVOLVED, AND THEN I STARTED TO REALIZE, THIS
ECONOMY IS NOT RECOVERING.
SO THAT IS WHEN I BACKED OUT OF THE BANK BECAUSE I FIGURED I
WOULDN'T BE ABLE TO RAISE THE CAPITAL THAT I NEEDED BECAUSE I
COULDN'T PULL THE BANK OFF BY MYSELF.
>> BANKS WERE CONTRACTING AT THAT VERY PERIOD.
LOCAL BANKS HERE IN ALBUQUERQUE, AS YOU MENTIONED, FIRST STATE
AND OTHERS, THAT WAS RIGHT AT THE TIME WHEN THINGS WERE
CONTRACTING.
>> THERE WAS TOO MUCH UNCERTAINTY AND I WENT TO PLAN B
AND IT BECAME NEXUS B. >> I LIKE IT.
OBVIOUSLY, YOU'RE MORE THAN A BREWER.
TALK ABOUT THIS IDEA TO DO FOOD BECAUSE AS BUSINESS RISKS GO,

THE SECOND YOU START SERVING FOOD, THE RISK SKY ROCKETS.

COSTS AND THINGS ARE TRICKY.

HOW HAS THAT WORKED OUT SERVING FOOD ALONG WITH BEER?

>> IT WORKED OUT WELL FOR US.

ONE OF THE MAIN REASONS WHY IT HAS WORKED OUT WELL IS BECAUSE WE DIFFERENTIATED OURSELVES IN THE MARKET.

THE GUY THAT HELPED ME START THE BREWERY, HE IS FROM ENGLAND, A MASTER BREWER AND HE IS THE ONE THAT PUT THE BREWERY SIDE TOGETHER, LAID OUT THE FLOOR PLAN AND EVERYTHING.

HELPED ME BUILD THE TANKS AND EVERYTHING WE NEEDED TO MAKE THE BREWERY.

ONE DAY WE WERE SITTING AROUND TALKING AND I WAS SAYING, YOU KNOW, I THINK THERE ARE GOING TO BE OTHER BREWERIES THAT ARE GOING TO START AND I SAID, YOU KNOW --

>> YOU WERE QUITE RIGHT.

>> THEY HADN'T STARTED YET.

THERE WAS ONLY ONE OR TWO BUT I SAID PEOPLE ARE GOING TO WANT TO DO THIS.

I HAVE TO DIFFERENTIATE MYSELF.

INSTEAD OF HAVING PANINIS, I DECIDED I AM GOING TO THROW A HOOD IN THE KITCHEN AND THEN WE FIGURE OUT WHAT WE'LL MAKE LATER.

HE SAID, WELL, KEN, JUST DO, YOU KNOW, I WAS STRUGGLING WITH PANINIS ANYWAY BECAUSE I AM NOT A SANDWICH GUY.

SO, I SAID THAT JUST REALLY DOESN'T TURN ME ON.

THEN I THOUGHT ABOUT BARBECUE.

THEN I SAID, I HAVE SEEN MY CUSTOMERS, I HAVE BEEN WITH CUSTOMERS THAT HAVE STRUGGLED WITH THAT.

IF I DON'T KNOW WHAT I AM DOING, THERE IS TOO MUCH RISK IN THE MEAT, THE LOSS, SO THEN I SAID, WHAT ELSE COULD I DO?

I STARTED DOING RESEARCH ON THE INTERNET AND I FOUND THIS THING CALLED CHICKEN AND WAFFLES, NEVER HAD IT IN MY LIFE BEFORE.

WENT TO PHOENIX TO SEE LOLO'S AND I SAID, BOY.

>> FEATURED ON DINERS, DRIVE-INS AND DIVES, AND YOU WERE FEATURED AS WELL.

>> SO, I WENT OUT THERE AND I NOTICED HOW WELL THE BUSINESS IS DOING.

AND SO I SAID, WELL, WE'LL DO THAT.

AND, WE'LL DO A COUPLE OTHER ITEMS ON OUR MENU, KEEP IT DOWN TO 10.

BECAUSE THE LAST THING A BANKER EVER WANTS IS TO BE A RESTAURANT OWNER.

BECAUSE OF THE FAILURE RATE.

SO, ANYWAY, WE PROCEEDED BUT WHAT HAPPENED WAS THE FOOD TOOK OFF, CUSTOMERS KEPT ASKING FOR, YOU KNOW, FRIED OKRA, THEN IT IS GUMBO AND THE EMPLOYEES WOULD COME IN AND SAY, I KNOW HOW TO MAKE SOME MEAN RED BEANS AND RICE.

SO ALL THOSE THINGS ADDED UP AND ABOUT A YEAR-AND-A-HALF LATER, I

LOOKED AT OUR SALES AND ALL OF A SUDDEN, FROM MY PROJECTIONS OF
20% FOOD, 80% BEER, WE WERE SITTING AT 50/50 AND NOW WE'RE
AT 65/35.
>> FOOD?
SERIOUSLY, INTERESTING.
>> WHICH IS REALLY A GOOD MIX.
>> THAT IS ASTOUNDING ACTUALLY.
TO SEE THAT SPLIT WITH FOOD IN A BREWERY.
>> I MEAN, EVEN MOST RESTAURANTS WOULD LIKE TO BE STRUCTURED THAT
WAY BECAUSE THE BEVERAGE SIDE IS MORE PROFITABLE THAN THE FOOD.
AND SO WE HAVE A REALLY GOOD MIX, WHICH IS TYPICAL FOR
BREWERIES ACROSS THE COUNTRY, TO BE ABOUT 35/65.
>> THANK YOU FOR COMING.
WE'LL SEE YOU MUCH FOR SURE.